UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File Number   1-12273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Technologies, Inc.
6496 University Parkway
Sarasota, FL 34240

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
Index to Financial Statements, Supplemental Schedule, and Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the Roper Technologies, Inc. Employees’ Retirement Savings 003 Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Roper Technologies, Inc. Employees’ Retirement Savings 003 Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s

Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Company’s auditor since 2018.
Atlanta, Georgia
June 13, 2025

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)

	December 31, 2024	December 31, 2023
ASSETS
Investments, at fair value:
Mutual funds	$33,836	$31,669
Common/collective trust funds	101,789	103,053
Roper Technologies, Inc. common stock	22,205	24,496
Total investments, at fair value	157,830	159,218

Receivables:
Participant contributions	52	47
Employer contributions	—	50
Notes receivable from participants	298	269
Total receivables	350	366

NET ASSETS AVAILABLE FOR BENEFITS	$158,180	$159,584

See accompanying notes to Financial Statements.

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS)

Year ended December 31, 2024
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$12,224
Interest and dividend income	1,467
Total investment income	13,691
Interest on notes receivable from participants	18
Contributions:
Participant	2,226
Employer	1,823
Rollover	281
Total contributions	4,330

Total additions	18,039

DEDUCTIONS:
Benefits paid to participants	20,019
Administrative expenses	66
Total deductions	20,085

Net decrease before transfers	(2,046)
Transfers from other plans	642
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,404)
NET ASSETS AVAILABLE FOR BENEFITS AT
Beginning of year	159,584
End of year	$158,180

See accompanying notes to Financial Statements.

Roper Technologies, Inc.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
Notes to Financial Statements
December 31, 2024 and 2023

1. DESCRIPTION OF PLAN

General
The following description of the Roper Technologies, Inc. Employees’ Retirement Savings 003 Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all employees of certain subsidiaries of Roper Technologies, Inc. (the “Company”), who are age 18 or older. Eligible employees are able to enroll immediately upon their date of hire following meeting the eligibility requirements, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company’s Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance, as delegated by the Company’s Board of Directors.

Administration
The Company serves as the Plan Administrator. The Plan Administrator has the responsibility to administer the Plan for the exclusive benefit of the participants and their beneficiaries. These duties include, but are not limited to, establishing procedures, maintaining records, interpreting provisions of the Plan, and making determinations regarding questions which may affect eligibility for benefits.

Contributions
Each year, participants may contribute up to 50% of their eligible compensation in the form of (i) pre-tax contributions, (ii) after-tax contributions, or (iii) a combination of pre-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans. Participants who are age 50 or older and make the maximum elective contribution for the year may make an additional catch-up contribution up to a maximum dollar amount per year in accordance with the Internal Revenue Code, as amended (“IRC”). Participants who do not elect a contribution percentage or do not elect to opt out of the Plan are automatically enrolled for pre-tax contributions at a rate of 5% of eligible earnings with annual 1% increases in deferral rates, not to exceed a maximum of 15% of eligible earnings. Contributions are subject to certain limitations. The automatic deferral increase will occur the first day of each Plan year unless automatically enrolled within the last six months.

For the year ended December 31, 2024, the Company contributed 100% of the first 3% of eligible compensation that a participant contributed to the Plan and 50% of the next 3% of eligible compensation that a participant contributed to the Plan. In no case are participant deferrals in excess of 6% of compensation taken into account for matching purposes. In addition, the Company made profit-sharing contributions equal to 3% of each participant’s eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan currently offers common/collective trust (“CCT”) funds, mutual funds, and Roper Technologies, Inc. common stock as investment options for participants. Participants may change their investment elections daily.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and Plan earnings, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, for a term not to exceed five years unless the note is for the purchase of a principal residence, in which case the term is not to exceed thirty years. The notes are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payments of Benefits
A participant will generally receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account following termination of service due to death, disability, retirement, or separation from service. Lump-sum and installment payment distribution options are also available to participants upon termination of employment, subject to minimum account balance provisions as specified in the Plan.

Participants can elect to receive shares of the Company’s common stock if their total account balance exceeds $5,000. Participants who attain age 59½ are eligible to receive in-service distributions in accordance with provisions specified in the Plan. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

Forfeitures
Forfeitures primarily result from contributions for participants who have separated from service prior to satisfying the vesting requirements specified in the Plan. Forfeitures of separated participants’ account balances are used to reduce future Company contributions. Forfeiture balances were $619,599 and $339,741 as of December 31, 2024 and 2023, respectively, and forfeitures used to reduce Company contributions were approximately $124,567 during the year ended December 31, 2024.

Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. The Company reserves the right to elect to pay, or have the Plan pay, administrative costs in the future. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Management fees and other operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Transfers from Other Plans
In addition to this Plan, the Company also sponsors the Roper Technologies, Inc. Employees’ Retirement Savings 004 Plan (the “004 Plan”). During 2024, total assets transferred into the Plan were $641,618 which were transferred out of the 004 Plan due to changes in employment status.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates and Risks and Uncertainties
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, price, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company reviews the Plan’s valuation policies utilizing information provided by the investment advisers and Vanguard Fiduciary Trust Company (the trustee).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments includes both realized and unrealized gains and losses on investments.

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. If a participant ceases to make note repayments and the Plan Administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.

Administrative Expenses
Expenses incurred to administer the Plan are paid using forfeitures or by the Company with the exception of recordkeeping fees, which are paid by the Plan.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, are described as follows:

•Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 – Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level input that is significant to the entire fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no significant changes in the methodologies used at December 31, 2024 and 2023.

Mutual Funds – Valued based on the daily closing price as reported by the fund by obtaining quoted prices on nationally recognized securities exchanges. The mutual funds held by the Plan are deemed to be actively traded.

Shares of Roper Technologies, Inc. Common Stock – Valued at the net asset value (“NAV”) of shares held by the Plan at year end by obtaining quoted prices on nationally recognized securities exchanges.

CCTs – Valued at the NAV provided by the fund’s trustee as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2024 (in thousands):

	Level 1	Total
Mutual funds	$33,836	$33,836
Roper Technologies, Inc. common stock fund	22,205	22,205
Total assets in the fair value hierarchy	$56,041	$56,041
Investments measured at NAV:
CCTs*		101,789
Total investments, at fair value		$157,830

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2023 (in thousands):

	Level 1	Total
Mutual funds	$31,669	$31,669
Roper Technologies, Inc. common stock fund	24,496	24,496
Total assets in the fair value hierarchy	$56,165	$56,165
Investments measured at NAV:
CCTs*		103,053
Total investments, at fair value		$159,218

* In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at NAV per unit (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the years ended December 31, 2024 and 2023.

The following table summarizes investments measured at fair value based on NAV per unit as of December 31, 2024 and 2023 (in thousands):

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
CCT Funds	$101,789	N/A	Daily	Daily

December 31, 2023
CCT Funds	$103,053	N/A	Daily	Daily

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds and units of CCT funds managed by the trustee. The Plan also paid fees for recordkeeping services which are included in the statement of changes in net assets for the year ended December 31, 2024 within administrative expenses. These transactions qualify as party-in-interest, and are exempt from the prohibited transactions rule.

The Plan offers Roper Technologies, Inc. common stock as an investment option for participants. The Company is the Plan Sponsor as defined by the Plan; therefore, these transactions also qualify as party-in-interest transactions, and are exempt from the prohibited transactions rule.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their employer contributions.

6. TAX STATUS

The underlying non-standardized pre-approved plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the form of the Plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax-exempt. The Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS non-standardized pre-approved plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 13, 2025, which is the date the financial statements were available to be issued, and have determined that there are no subsequent events that require disclosure.

SUPPLEMENTARY INFORMATION

ROPER TECHNOLOGIES, INC.
EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN
PLAN SPONSOR’S EIN: 51-0263969
PLAN NUMBER: 003
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

(a)	(b) Identify of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds
*	Vanguard Cash Reserves Federal MM Fund Admiral Shares	Mutual fund	$619,599
*	Vanguard Developed Markets Index Fund Institutional Shares	Mutual fund	3,396,943
*	Vanguard Emerging Markets Stock Index Fund Institutional Shares	Mutual fund	1,408,277
*	Vanguard Institutional Index Fund Institutional Plus Shares	Mutual fund	15,947,318
*	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual fund	4,344,914
*	Vanguard Small-Cap Index Fund Institutional Shares	Mutual fund	2,300,330
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual fund	5,211,742
*	Vanguard Total International Bond Index Fund Institutional Shares	Mutual fund	606,496
	Total mutual funds		33,835,619

	Common/Collective Trust Funds
*	Vanguard Retirement Savings Trust III	Common/collective trust	14,967,345
*	Vanguard Target Retirement 2020 Trust Plus	Common/collective trust	9,101,999
*	Vanguard Target Retirement 2025 Trust Plus	Common/collective trust	16,634,417
*	Vanguard Target Retirement 2030 Trust Plus	Common/collective trust	12,585,756
*	Vanguard Target Retirement 2035 Trust Plus	Common/collective trust	13,670,076
*	Vanguard Target Retirement 2040 Trust Plus	Common/collective trust	11,094,815
*	Vanguard Target Retirement 2045 Trust Plus	Common/collective trust	9,243,943
*	Vanguard Target Retirement 2050 Trust Plus	Common/collective trust	4,883,010
*	Vanguard Target Retirement 2055 Trust Plus	Common/collective trust	3,300,521
*	Vanguard Target Retirement 2060 Trust Plus	Common/collective trust	2,006,010
*	Vanguard Target Retirement 2065 Trust Plus	Common/collective trust	668,203
*	Vanguard Target Retirement 2070 Trust Plus	Common/collective trust	149,446
*	Vanguard Target Retirement Income Trust Plus	Common/collective trust	3,483,308
	Total common/collective trust funds		101,788,849
*	Roper Technologies Common Stock	Common stock	22,205,063
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%	297,911
			$158,127,442
	* Indicates party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Technologies, Inc. EMPLOYEES’ RETIREMENT SAVINGS 003 PLAN

By:	/s/ Brandon Cross	Date:	June 13, 2025
Brandon Cross, Vice President and Corporate Controller (Principal Accounting Officer)

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Warren Averett, LLC